SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PLAN
(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Stock Purchase Program

We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories, Inc. Stock Purchase Program (the “Plan”) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Fort Worth, Texas
February 22, 2002

TANDY BRANDS ACCESSORIES, INC.

STOCK PURCHASE PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

Assets
Cash and cash equivalents	$747,338	$848,580
Employer contribution receivables	371,173	414,386

Total assets	1,118,511	1,262,966

Liabilities	—	—

Net assets available for benefits	$1,118,511	$1,262,966

See accompanying notes.

TANDY BRANDS ACCESSORIES, INC.

STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

Additions to net assets:
Contributions:
Employee contributions	$747,338	$848,580
Employer contributions	371,173	414,386

Total additions to net assets	1,118,511	1,262,966

Deductions from net assets:
Benefit distributions	1,262,966	1,350,426

Net decrease	(144,455)	(87,460)

Net assets available for benefits:
Beginning of year	1,262,966	1,350,426

End of year	$1,118,511	$1,262,966

See accompanying notes.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

A. Description of Plan

The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to assist the employees of the Company in building personal net worth and to encourage ownership in the Company by providing a Plan for regular investment in the Company’s common stock.

Employees who are of legal age, continuously employed for six months or more, and work a minimum of twenty hours per week are eligible to participate in the Plan. Once an eligible employee reaches two years of continuous service, participation in the Tandy Brands Accessories, Inc. Employees Investment Plan is required to continue participation in the Plan.

Contributions

A participant may contribute to the Plan through authorized payroll deduction of 5% or 10% of their qualifying compensation.

The Company matches 25% of the participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years of continuous employment that participate in the Tandy Brands Accessories, Inc. Employees Investment Plan receive a 50% matching contribution from the Company.

The employee payroll deduction is accumulated and the Company contribution is determined and accrued monthly. The total contributions for each month are credited to the participants’ accounts as stock on the basis of a price equal to the average of the closing price of the stock for each trading day in the month.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution for each month. Participant accounts are valued on a monthly basis in accordance with the Plan’s provisions.

Vesting

Participants are immediately vested (at all times) in all contributions plus actual earnings thereon.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan — continued

Payment of Benefits

Each participant’s account is distributed no later than February 15th following the end of each calendar year. Fractional shares are retained, however, fractional shares pertaining to former employees may be paid in cash in accordance with the Plan’s provisions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Company stock is valued at its quoted market price. This investment is subject to market or credit risks customarily associated with equity investments.

Payment of Benefits

Benefits are recorded when paid. Benefits payable at December 31, 2001 and 2000 approximated $1,118,511 and $1,262,966, respectively.

C. Administration of Plan Assets

The Plan’s assets, which consist principally of cash, are held by the Company.

Contributions are held and managed by the Company, which invests cash received, and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

D. Average Share Price

The average share price each month for the Company’s common stock for the year ended December 31, 2001 were as follows:

Average
Month	Share Price

January	$6.9178
February	7.0971
March	6.5239
April	5.9160
May	5.8960
June	5.9261
July	5.9300
August	6.2871
September	6.1654
October	6.5985
November	7.4428
December	7.5088

E. Tax Status

The Plan is not a qualified plan as determined by the Internal Revenue Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PLAN

/s/ J.S.B. Jenkins J.S.B. Jenkins Administrative Committee Member

Date: March 29, 2002